

October 22, 2020

Evan Sotiriou
Head of Portfolio Operations
Healthcare Assurance Acquisition Corp.
20 University Road
Cambridge, MA 02138

> **Re: Healthcare Assurance Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 28, 2020**
> **CIK No. 0001824013**

Dear Mr. Sotiriou :

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 28, 2020

Alignment Shares, page 17

1. Please include sample calculations for each bullet point on page 19, showing the number of shares into which the alignment shares will convert based on a range of price thresholds and VWAP for the last fiscal quarter of a hypothetical year. Please also clarify whether the alignment shares would convert into more than 2,500 shares of Class A if, after the greater than $10 or $13 per share threshold is met, the price per share declines below these thresholds.

Risk Factors
We may issue additional shares of Class A common stock..., page 41

2. In this risk factor you state, "We may also issue a substantial and potentially unlimited number of additional shares of Class A common stock in accordance with the terms of the

alignment shares, as the alignment shares are not subject to a conversion limitation in the event of increases in the price of our Class A common stock. See "Description of Securities—Alignment Shares."

Please include a separately headed Risk Factor discussing the potential unlimited future dilution from these issuances.

 You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction